UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Lpath, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

548910 10 8
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548910 10 8

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

New York, USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	3,781,039 0 3,781,039 0	2 2

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,781,039 2

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 6.2%

(12)	Type of Reporting Person (See Instructions):

CO

1 Joint filing pursuant to Rule 13d-1(k)(1).  This Schedule 13G is filed by The Peierls Foundation, Inc. (the “Foundation”).  This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation, and Brian E. Peierls, the Vice President and a Director of the Foundation.  E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Foundation owns; however, they have no pecuniary interest in the securities owned by the Foundation.

2  Consists of 3,211,842 shares of common stock and 569,197 shares of common stock which may be acquired upon exercise of warrants.  Does not include 212,500 shares of common stock underlying warrants that may not be exercised if it would result in the holder and affiliates owning greater than 9.99% of the common stock.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

E. Jeffrey Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	568,434 3 5,334,137 4 568,434 3 5,334,137 4

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,902,571

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 9.6%

(12)	Type of Reporting Person (See Instructions):

IN

3 Consists of 496,579 shares of common stock and 71,855 shares of common stock which may be acquired upon exercise of warrants held by E. Jeffrey Peierls. Does not include 57,500 shares of common stock underlying warrants that may not be exercised if it would result in the holders and affiliates owning greater than 9.99 % of the common stock.

4 Consists of 3,211,842 shares of common stock and 569,197 shares of common stock which may be acquired upon exercise of warrants held by the Foundation, and 1,303,053 shares of common stock and 250,045 shares of common stock which may be acquired upon exercise of warrants held by trusts of which E. Jeffrey Peierls is a co-trustee.  Does not include 211,000 shares of common stock underlying warrants that may not be exercised if it would result in the holders and affiliates owning greater than 9.99% of the common stock.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

Brian E. Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	530,669 5 4,192,086 6 530,669 5 4,192,086 6

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,722,755

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 7.7%

(12)	Type of Reporting Person (See Instructions):

IN

5 Consists of 420,947 shares of common stock and 54,722 shares of common stock which may be acquired upon exercise of warrants and 55,000 shares of common stock held by a trust of which Brian E. Peierls is a trustee.   Does not include 98,500 shares of common stock underlying warrants that may not be exercised if it would result in the holder and affiliates owning greater than 9.99% of the common stock.

6 Consists of 3,211,842 shares of common stock and 569,197 shares of common stock which may be acquired upon exercise of warrants held by the Foundation, and 367,105 shares of common stock and 43,942 shares of common stock which may be acquired upon exercise of warrants held by a trust of which Brian E. Peierls is a co-trustee.  Does not include 275,000 shares of common stock underlying warrants that may not be exercised if it would result in the holder and affiliates owning greater than 9.99 % of the common stock.

Item 1.  Name and Address of Issuer.

(a),(b)    Name and address of principal executive offices of Issuer:

       Lpath, Inc.
       6335 Ferris Square, Suite A
       San Diego, CA 92121

Item 2.

The Peierls Foundation, Inc.

(a)	Name of person filing:

The Peierls Foundation, Inc.

(b)	Residence or Business Address:

c/o U.S. Trust Company of N.Y.
114 West 47th Street
New York, NY  10036

(c)	Citizenship:

New York, USA entity

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

           548910 10 8

E. Jeffrey Peierls

(a)	Name of person filing:

E. Jeffrey Peierls

(b)	Residence or Business Address:

73 S. Holman Way
Golden, CO 80401

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                548910 10 8

Brian E. Peierls

(a)	Name of person filing:

Brian E. Peierls

(b)	Residence or Business Address:

7808 Harvestman Cove
Austin, TX  78731

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                548910 10 8
Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5-9.  Ownership of Five Percent or Less of a Class

N/A

Item 10.  Certification

 The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	The Peierls Foundation, Inc.

By:    /s/  E. Jeffrey Peierls
 E. Jeffrey Peierls, President

/s/ E. Jeffrey Peierls
E. Jeffrey Peierls, Individually

/s/ Brian Peierls
Brian E. Peierls, Individually